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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Aurelia Energy N.V.

(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Not Applicable.

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Bluewater has announced the following:

Haewene Brim

        In late 2003, Enterprise Oil Limited awarded Pierce Production Company Limited (PPC) the contract to add water injection facilities onboard Bluewater owned and operated Hæwene Brim FPSO. Pierce Production Company Limited forms part of the Bluewater Group of companies. The water injection project was executed by PPC in close cooperation with Bluewater Energy Services B.V.

        Hæwene Brim resumed crude oil production within 3 weeks after leaving drydock and second oil and gas was achieved shortly thereafter. Full water injection was achieved on December 13, 2004.

        Water injection facilities were added to the FPSO in order to further develop the Pierce field located in the central North Sea, 280 km east of Aberdeen. The new facilities will inject up to 95,000 barrels per day of seawater into the field reservoir to increase pressure and enhance production levels.

Munin

        Bluewater's floating production storage and offloading (FPSO) vessel Munin has achieved first oil on the Xijiang field owned by ConocoPhillips China Inc., CNOOC China Limited Shenzhen, and several subsidiaries of Shell Oil Company. The field is located in the South China Sea approximately 130 km offshore Hong Kong. The Munin, at 103,000 dwt and 600,000 bbls is only the second floating production facility in the world to produce in full dynamic positioning (DP) mode without the use of mooring lines, and it is the largest FPSO in the world to have done so. The Munin has also performed several successful tandem offloading operations to conventional tankers since its arrival on Xijiang.

        Prior to its assignment on Xijiang, the Munin was producing oil from China's Lufeng field, operated by Statoil Orient Inc. in partnership with CNOOC. Munin left the Lufeng field under its own propulsion power to undergo modifications and maintenance in Singapore arriving at Sembawang shipyard in early August.

        Bluewater's scope of supply included:

  •
  Installation of an outrigger with turntable and swivel for hook up to the risers, including an emergency quick disconnection facility

  •
  Installation of the innovative Vessel Internal Electrostatic Coalescer (VIEC) (developed by ABB Offshore) designed to increase oil production capacity from 60,000 to 70,000 bbls/day

  •
  Installation of additional dynamic positioning (DP) equipment and upgraded DP software

  •
  Hull maintenance and life time extension

        After modifications were completed the Munin sailed to the Xijiang field for hookup to the field's existing fluid transfer equipment. The Munin will produce on the Xijiang field while the Nan Hai Kai Tuo FPSO undergoes scheduled dry-docking and maintenance services. The Munin is scheduled to return to the Lufeng Field early in the 2nd quarter of 2005 for a minimum fixed contract period of three years.

        Bluewater specializes in lease and operation of tanker-based Production and Storage systems, and has become a leading provider of Single Point Mooring systems. Bluewater operates worldwide with offices in The Netherlands, United Kingdom, United States, Nigeria, Angola, South Africa, Singapore and China.

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        Some of the information contained herein contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Aurelia Energy N.V.'s filings with the U.S. Securities and Exchange Commission, including those contained in its Form 20-F for the year ended December 31, 2003 and its Form 6-K relating to the period ended September 30, 2004. No obligation is undertaken to publicly update or revise any forward-looking statements.

        This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

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SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)
By:	/s/ G.E. ELIAS /s/ VIOLETA M.G. HASETH-PORTILLO (Signature) MEES PIERSON INTERTRUST (CURACAO) N.V. MANAGING DIRECTOR BY: G. E. ELIAS MANAGING DIRECTOR AND VIOLETA M.G. HASETH-PORTILLO PROXY-HOLDER A

Date: December 20, 2004

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SIGNATURES